Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
Commission File No. 001-14654

On June 5, 2003, the following press release was issued.

Contact:

Media Brad Bishop 574/372-4291 bradley.bishop@zimmer.com	Investors Sam Leno 574/372-4790 sam.leno@zimmer.com

Zimmer Recognized As Business Week’s Top Orthopaedic
“Hot Growth Company"

     WARSAW, IND. — June 5, 2003 — Zimmer Holdings, Inc. (NYSE: ZMH) announced today that the company has been recognized as the top orthopaedic “Hot Growth Company” and is profiled in the June 9, 2003, issue of Business Week magazine. Zimmer was ranked the #26 Hot Growth Company overall. The article says that the company’s gross margins of 75% have “helped boost its average return on invested capital over the past three years to 63.6% — the best in this year’s class.”

     The magazine also notes that over the past three years, Zimmer’s “sales rose by 14% per year, on average, to $1.4 billion, while profits climbed 16% a year, to $283.4 million.”

     “We believe the Business Week article accurately reflects our stature and the industry’s, with excellent growth occurring because of advances in technology and an aging population,’’ said Zimmer Chairman, President and Chief Executive Officer Ray Elliott. “Through our leadership in Minimally Invasive SolutionsTM (MISTM) Procedures and Technologies, we are working to address the requirements of an expanding and increasingly younger patient population.”

     Zimmer, based in Warsaw, Indiana, is a global leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer also manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, Zimmer recorded worldwide revenues of approximately $1.4 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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Visit Zimmer on the worldwide web at www.zimmer.com

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the limited due diligence Zimmer has performed on Centerpulse and the absence of due diligence on InCentive Capital, a significant shareholder of Centerpulse. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers for shares of Centerpulse AG and InCentive Capital AG. Investors and security holders should note that the proposed exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the proposed exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a preliminary prospectus/offer to purchase) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and will submit Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

ABOUT ZIMMER HOLDINGS, INC.
Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.